UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67930

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GP Bullhound Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sansome Street, Suite 3650
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alec Dafferner (415)-986-0168
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2872 Ygnacio Valley Road, #460 (Address) Walnut Creek (City) CA (State) 94598 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alec Dafferner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GP Bullhound, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Management Statement regarding Compliance with the Exemption Provision for Rule 15c3-3.
- ☑ (p) Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______ ______

[lines 1–6 crossed out]

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of CONTRA COSTA

JOSEFINA ADORABLE-EDMAN
Comm. #2277325-Mfr. #NNA1
Notary Public
CALIFORNIA
Contra Costa County
My Comm. Exp. Mar 11, 2023

Seal
Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 27th day of FEBRUARY, 2021,
Date *Month* *Year*
by
(1) ALEC DAFFERNER
(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: OATH OR AFFIRMATION **Document Date:** 2/27/2021
Number of Pages: 21 **Signer(s) Other Than Named Above:** NA

GP BULLHOUND INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of GP Bullhound, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GP Bullhound, Inc. as of December 31, 2020, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of GP Bullhound, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GP Bullhound, Inc.'s management. Our responsibility is to express an opinion on GP Bullhound, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GP Bullhound, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedules I-II has been subjected to audit procedures performed in conjunction with the audit of GP Bullhound, Inc.'s financial statements. The supplemental information is the responsibility of GP Bullhound, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as GP Bullhound, Inc.'s auditor since 2008.
Walnut Creek, California
February 26, 2021

GP BULLHOUND, INC.
Statement of Financial Condition
December 31, 2020

ASSETS

Cash in bank	$	8,136,187
Accounts receivable		275,270
Prepaid Expenses and Other Assets		4,062
Lease Assets		2,502,536
Deferred Income Tax		55,345
Furniture, equipment, leasehold improvements and automobiles, net of accumulated depreciation of $110,867		152,460
Total Assets	$	11,125,860

LIABILITIES AND COMPANY EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	843,704
Accrued tax liability		889,099
Discretionary bonuses payable		2,640,265
Lease obligations		2,502,536
Unearned Revenue		1,039,728
PPP Loan		449,565
Total Liabilities		8,364,897
Shareholders' equity:		
Capital stock, $0.01 par value, 1,000 shares authorized; 100 shares issues and outstanding		1
Additional paid-in capital		199,999
Retained earnings		2,560,963
Total Shareholders' equity		2,760,963
Total Liabilities and Shareholders' Equity	$	11,125,860

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND, INC.
Statement of Income
December 31, 2020

Revenue		
Fees and commissions earned	$	10,365,372
Other Income		177
Total revenue		10,365,549
Expenses		
Salaries and bonuses		5,005,574
Employee Benefits		409,908
Travel and entertainment, net		87,521
Rent expense		871,285
Telephone, internet and communication		85,063
Professional fees:		
Consulting		835,735
Accounting		105,140
Legal		5,946
Marketing expense		24,388
Insurance		3,925
Office expense		1,111
Regulatory fees		34,331
Depreciation		55,654
Bad Debt expense		28,943
Other		18,736
Total Expenses	$	7,573,258
Income before provision for income taxes		2,792,291
Provision for income taxes		814,001
Net Income	$	1,978,290

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND, INC.
Statement of Changes in Shareholders' Equity
December 31, 2020

	Shares	Amount	Additional Paid-in Capital	Accumulated Earnings	Total
Balance - December 31, 2019	100	$ 1	$ 199,999	$ 582,673	$ 782,673
Net income (loss)	-	-	-	1,978,290	1,978,290
Balance - December 31, 2020	100	$ 1	$ 199,999	$ 2,560,963	$ 2,760,963

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND, INC.
Statement of Cash Flows
December 31, 2020

Cash flows from operating activities:	
Net income	$ 1,978,290
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	55,654
Changes in operating assets and liabilities:	
(Increase) decrease in operating assets	
Decrease in accounts receivable	1,734,606
Decrease in lease deposits and prepaid expenses	97,742
Increase in deferred income tax	(55,345)
Increase (decrease) in operating liabilities	
Increase in accounts payable and accrued liabilities	1,189,212
Decrease in accrued taxes	867,367
Increase in unearned revenue	712,807
Increase in PPP Loan	449,565
Net cash provided by (used in) operating activities	7,029,899
Net increase in cash	7,029,898
Cash at beginning of year	1,106,289
Cash at end of year	$ 8,136,187
Amount paid for taxes	$ 905,278

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Description of Business

GP Bullhound Inc. was incorporated in the State of California on December 21, 2004, as a wholly owned subsidiary of GP Bullhound Corporate Finance Ltd, a U.K. headquartered investment advisory company. GP Bullhound Holdings Ltd. is the ultimate holding company for an international group (GP Bullhound Group) that is an independent investment bank focused on the technology sector.

GP Bullhound Inc. (the Company) provides advisory services to its clients and clients of GP Bullhound Group. As a result, its revenue streams and accounts receivable at December 31, 2020 are derived from direct client work and work supporting clients of GP Bullhound Group.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Regulatory Authority, Inc. ("FINRA").

Liquidity

While the Company continues to generate revenues from its own client base, the continuing support of the Parent is anticipated, from time to time, for the future operations.

Estimates

The Company prepares its financial statements in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and cash equivalents

Cash equivalents include all highly liquid investments with maturity of three months or less at the date of acquisition.

Accounts receivable

Accounts receivable are stated at estimated net realizable value. Accounts receivable primarily consist of advisory services and success fee revenue billed to clients of the Company and to other companies within GP Bullhound Group. As of December 31, 2020, all accounts receivable are expected to be received, therefore no allowance was necessary.

Revenue Recognition

Fees and commission revenue is recorded when advisory services, success fees or retainer income have been earned. Success fees ($9,961,017) are earned at the close of a successful deal generally calculated as a percentage of the transaction value. Retainer revenue ($404,335) is recognized as earned when performance obligation identified in the engagement letter has been satisfied. Retainer fees received before year end, but not yet earned are recognized as deferred revenue at year end. At December 31, 2020 the Company recorded $1,039,728 of deferred revenue.

1. Organization and Summary of Significant Accounting Policies (concluded)

Concentrations

Cash
The Company maintains cash balances at one institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2020, the Company's cash balance exceeded the FDIC insured limit by $7,597,277.

Major customers
The company derived $9,275,000 (89%) of the revenue for the year ended December 31, 2020 from a success fee related to eight clients.

Income Taxes

The Company accounts for income taxes as required by the Financial Accounting Standards Board (FASB), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and the income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to years in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred income tax assets to the amounts expected to be realized.

Depreciation of Fixed Assets

Fixed assets are recorded at historical cost, net of accumulated depreciation and amortization. Furniture and equipment costing $1,558 was depreciated on a straight-line basis over five to ten years. Leasehold improvements costing $261,768 are amortized over 5 years, which is the expected lease period. Depreciation expense for the year ended December 31, 2020 was $55,654.

2. Shareholders' Equity

Pursuant to the Articles of Incorporation, GP Bullhound Inc. was initially capitalized by the contribution of cash from the Parent with a value of $200,000. The Corporation is authorized to issue only one class of shares, designated common stock with a par value of $0.01 per share. The total number of shares which the Corporation is authorized to use is one thousand shares. One hundred shares are issued and outstanding.

3. Restricted Certificate of Deposit

The Company has a letter of credit for the San Francisco office, which required a cash collateral deposit of $100,000 at 2.4%, which is held as collateral as required under the operating lease. The Company also has a cash collateral deposit for $187,000 at 2.4% with a local bank, which is held as collateral as required under the operating lease for the New York office (see Note 6). Both of these assets are classified as cash on the Statement of Financial Condition.

4. Income Taxes

The primary "timing" differences between taxable income and financial statement income are for differences between book and tax depreciation and in the period of deduction for California Franchise Taxes on the Federal return.

The Company files income tax returns in the U.S. and California. The Company is no longer subject to U.S. Federal or state income tax examinations by tax authorities for years before 2017.

The following is the computation of income tax expense:

Income Tax Expense	Federal	California	New York	Total
Net Preliminary Income before Income Taxes	$2,745,392	$2,745,392	$2,745,392	
Less prior year FTB/NY liability	(9,347)			
PPP Loan CA Adjustment		449,565		
Deductions/(Income) not allowable:				
Non-deductible portion - Meals & Ent	8,355	9,035	8,355	
Deferred Tax Items:				
Depreciation per tax returns	(29,334)	(9,190)	(29,334)	
Depreciation per books	52,892	52,892	52,892	
Taxable income	2,767,958	3,247,694	2,777,305	
Income tax thereon - current	590,871	257,909	56,498	$905,278
Estimated Payments	(9,000)	(4,200)	(2,500)	(15,700)
Income Taxes Due	581,871	253,709	53,998	889,578
Deferred income tax provision	(42,814)	(12,461)	(70)	(55,345)
Income tax expense (benefit), including deferred	$539,057	$241,248	$53,928	$834,233

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $4,011,959 which was $3,651,106 in excess of its required net capital of $360,853. The Company's aggregate indebtedness to net capital ratio was 1.35 to 1.

6. Leases

The Company has two operating leases for office space in San Francisco and New York. The Company's operating lease for office space in San Francisco expires August 1, 2024. The annual base rent increases 3% annually. Rent expense during 2020 was $333,351.

The Company's operating lease for office space in New York expires July 5, 2023. The annual base rent increases by 1.5 percent annually. Rent expense during 2020 was $488,421.

The operating lease commitments for office space is as follows:

	New York	San Francisco
2021	464,801	331,523
2022	471,773	341,468
2023	438,548	351,712
2024	-	209,090
Total	$1,375,122	$1,233,793

The Company implemented ASC 842 in 2019 and capitalizes the two leases. The balances of both the lease liabilities and the associated right-of-use assets at December 31, 2020 was $2,502,536.

7. Related Party Transactions

GP Bullhound Group billed the Company $779,755 for advisory services performed on its behalf in 2020. The Company will pay the balance subsequent to year ended December 31, 2020. The balance is recognized as accounts payable and accrued liabilities on the Statement of Financial Condition.

8. Subsequent Events

Management has evaluated subsequent events through the date of the report of independent registered public accounting firm on which the financial statements were available to be issued. Subsequent to the year ended December 31, 2020, the Company has not identified any material events that require disclosure.

9. Recently Issued Accounting Standards

In June 2016, the FASB issued ASU 2016–13, Measurement of Credit Losses on Financial Instruments ("Topic 326"), which changes the recognition model for the impairment of financial instruments, including accounts receivable, loans and held-to-maturity debt securities, among others. Topic 326 was effective for the Company's fiscal year ending December 31, 2020. Topic 326 will have applicability to our accounts receivable portfolio. The Company adopted Topic 326 during the year, which has had an immaterial effect on the Company's financials.

10. Loan Payable

The Company received a loan from Bank of America in the amount of $449,565 under the Paycheck Protection Program established by the Coronavirus Aide, Relief, and Economic Security ("CARES") Act. The loan is subject to a note dated April 29, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures, such as payroll and other expenses described in the CARES Act. The note bears interest at a rate of 1% per annum and is payable in monthly installments of principal and interest over twenty-four months beginning twelve months from the date of the loan. The loan may be repaid at any time with no prepayment penalty. The Company has determined that it is eligible for complete forgiveness of the note and is in the process of requesting forgiveness of the loan.

GP BULLHOUND, INC.
Schedule I
Computation of Net Capital for Brokers and Dealers Pursuant
to Rule 15c3-1 under the Security and Exchange Act of 1934
December 31, 2020

Company equity	$ 2,760,963
Add	
Discretionary Bonus	1,320,133
PPP Loan	418,000
Total available capital	4,499,096
Assets not allowed for net capital purposes:	
Accounts receivable	(275,270)
Deposits and Prepaid Expenses	(4,062)
Deferred Income Tax	(55,345)
Fixed assets	(152,460)
Net Capital	4,011,959 A
Minimum net capital required:	
Greater of 6-2/3% of aggregate indebtedness ($5,412,796) or $5,000	360,853
Net capital in excess of requirement	$ 3,651,106
Total liabilities	$ 8,364,897
Lease obligations	(2,502,536)
PPP Loan	(449,565)
Aggregate indebtedness	$ 5,412,796 B
Ratio of aggregate indebtedness ($5,412,796) to net capital ($4,011,959)	1.35 to 1

B A

Reconciliation of above net capital to FOCUS Report filed:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation	$ 5,164,265	$ 2,652,457	1.94 to 1
Change in Company equity	248,531	(337,757)	
Change in add back liabilities	-	1,320,133	
Change in non-allowable assets	-	377,126	
Per statements as finalized	$ 5,412,796	$ 4,011,959	1.35 to 1

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND, INC.

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESION OR CONTROL REQUIREMENTS UNDER RULE15c3-3 OF THE SEC

December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the SecuritiesExchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.The Company does not hold funds or securities for, or owe money or securities to, customers.

The accompanying notes are an integral part of these financial statements.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of GP Bullhound, Inc.

We have reviewed management's statements, included in the accompanying GP Bullhound, Inc. Exemption Report, in which (1) GP Bullhound, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which GP Bullhound, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) GP Bullhound, Inc. stated that GP Bullhound, Inc. met the identified exemption provisions throughout the most recent fiscal year ending December 31st, 2020 without exception. GP Bullhound, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GP Bullhound, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 26, 2021

Date: January 4, 2021

Title/Subject: GP Bullhound Inc Exemption Report

GP Bullhound Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

The Company met the identified exemption provisions in §240.15c3-3(k)(2)(i) throughout the most recent fiscal year ending December 31st, 2020, without exception.

I, Alec Dafferner, swear (or affirm), that to my best knowledge and belief, this Exemption Report is true and correct.

By: Alec Dafferner

Title: Partner

Date: January 4, 2021

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders
of GP Bullhound, Inc.

We have performed the procedures included in Rule 17a-5(c)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by GP Bullhound, Inc. and the SIPC, solely to assist you and SIPC in evaluating GP Bullhound, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. GP Bullhound, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on GP Bullhound, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of GP Bullhound, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 26, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67930 FINRA DEC
GP BULLHOUND INC.
ONE SANSOME STREET, FLOOR 36
SUITE 3650
SAN FRANCISCO, CA 94104

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Alec Dafferner 415-297-0304

2. A.	General Assessment (item 2e from page 2)	$15,505
B.	Less payment made with SIPC-6 filed (**exclude interest**) 07/28/2020 Date Paid	(6,978)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	0
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 8,527

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $ 8,527

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GP Bullhound Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 19th day of February, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2020
and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,365,549
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Bad Debt (Deductions in excess of $100,000 require documentation)	(28,943)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	(28,943)
2d. SIPC Net Operating Revenues	$ 10,336,606
2e. General Assessment @ .0015	$ 15,505
	(to page 1, line 2.A.)